

**NEWS RELEASE**

# Orla Mining Appoints Rob Krcmarov to its Board of Directors

Vancouver, BC – November 21, 2023 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to announce the appointment of Mr. Rob Krcmarov as an independent Director of the Company effective immediately.

Chuck Jeannes, Chairman of the Board of Orla, commented, "On behalf of the Board, I welcome Rob to Orla Mining. He brings a wealth of experience, particularly in geology, from his over 35-year career in the natural resources sector. We look forward to Rob's contributions as we continue to invest in our large and prospective exploration portfolio."

Mr. Krcmarov expressed his pleasure at joining Orla's Board of Directors, commenting, "I am delighted to be joining Orla, a company that has demonstrated consistency in its operational performance and emphasis on growth opportunities through exploration. Perhaps more importantly, these accomplishments have been achieved while maintaining a strong dedication to sustainability."

Mr. Krcmarov is a geologist and an experienced international mining executive who has held mine site, regional, and corporate leadership roles. Mr. Krcmarov most recently served as a technical advisor to Barrick Gold Corporation, having previously served as an executive with that company for 13 years, and as Executive Vice President Exploration and Growth since 2016. In these various roles, he led exploration teams which have discovered, drilled and delineated multiple value adding orebodies, including several world class greenfield discoveries. Mr. Krcmarov holds a Master of Economic Geology from the University of Tasmania and a Bachelor of Science in Geology from the University of Adelaide.

## About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico, (2) South Railroad, located in Nevada, United States, and (3) Cerro Quema, located in Los Santos Province, Panama. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 160,000 hectares which contains a large oxide and sulphide mineral resource. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

## For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com



## Forward-looking Statements

*This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including statements regarding Mr. Krcmarov's potential contributions to the Company and the Company's prospective portfolio. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.*